Exhibit 99.1

Tikcro Technologies Reports Third Quarter 2020 Results

Hadera, Israel, January 14, 2021 - Tikcro Technologies Ltd. (OTCQB: TIKRF), today reported its financial results for the third quarter ended September 30, 2020.

"We continue to consider businesses for a reverse merger and other corporate alternatives,” said Aviv Boim, CEO of Tikcro.

Financial Results for the Third Quarter Ended September 30, 2020
Net loss for the second quarter of 2020 was $132,000, or $0.01 per diluted share, compared to a net loss of $237,000, or $0.02 per diluted share, for the same period last year.

As of September 30, 2020, the company reported $4.0 million in cash, cash equivalents and short-term bank deposits.

Net loss for the nine months ended September 30, 2020 was $324,000, or $0.03 per diluted share, compared to a net loss of $756,000, or $0.08 per diluted share, for the nine months ended September 30, 2019.

About Tikcro Technologies
Tikcro Technologies Ltd. (OTCQB: TIKRF) has developed certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to sell or license the rights to our CTLA-4 antibody on reasonable terms or at all, our ability to identify an attractive business for a reverse merger and, if we do, our ability to consummate the merger on reasonable terms. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

For more information, please contact:
Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com

Tikcro Technologies Ltd.
Condensed Balance Sheets
(US dollars in thousands)

	September 30, 2020	December 31, 2019
	Unaudited	Audited
Assets
Current assets
Cash, cash equivalents and short-term bank deposits	$3,920	$4,273
Restricted cash	83	83
Receivables and other financial asset	65	40
Total current assets	4,068	4,396

Property and equipment, net	-	26

Total assets	$4,068	$4,422

Liabilities and Shareholders' Equity

Current liabilities:
Other current liabilities	$169	$200

	169	200

Shareholders' equity	3,899	4,222

Total liabilities and shareholders' equity	$4,068	$4,422

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Research and development expenses	$-	$117	$-	$382

General and administrative expenses, net	130	146	351	433

Total operating expenses	130	263	351	815

Operating loss	(130)	(263)	(351)	(815)

Financial income (expenses), net	(2)	26	27	59

Net loss	$(132)	$(237)	$(324)	$(756)

Basic and diluted net loss per share	$(0.01)	$(0.02)	$(0.03)	$(0.08)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879	9,879	9,879